JP Morgan Access Multi-Strategy Fund, LLC and

J. P. Morgan Access Multi-Strategy Fund II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 27, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “MS I Fund”) and J. P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (the “MS II Fund” and together with the MS I Fund, the “Funds”)

Dear Ms. White:

This letter is in response to the comments you previously provided with respect to the Funds. You provided comments to the MS I Fund’s Registration Statement and stated that all such comments also applied to the MS II Fund’s Registration Statement. As such, all comments and the responses to each comment apply to both Funds. The changes noted below will be incorporated into the next amendment to the applicable Fund’s Registration Statement on Form N-2, which will be no later than each Fund’s next annual update.

COMMENTS

1.	Comment: The Fund’s private placement memorandum currently includes the following disclosure:

MS I Fund:

“No Right of Redemption

No Member or other person holding an Interest acquired from a Member will have the right to require the Fund to redeem the Interest. No public market for the Interests exists, and the Fund contemplates that one will not develop. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below.”

MS II Fund:

“No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Fund to redeem any Shares. No public market for the Shares exists, and the Fund contemplates that one will not develop. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.”

In addition to the current location of the disclosure noted above, please also include such disclosure on the cover page of the Fund’s private placement memorandum.

Response: Each Fund will include the disclosure on the cover of its private placement memorandum.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis

Carmine Lekstutis

Assistant Secretary

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